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                            May 2, 2023

       Chi Ming Lam
       Chief Executive Officer and Chairman
       Ming Shing Group Holdings Ltd
       8/F, Cheong Tai Factory Building
       16 Tai Yau Street
       San Po Kong, Kowloon
       Hong Kong

                                                        Re: Ming Shing Group
Holdings Ltd
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted April 18,
2023
                                                            CIK No. 0001956166

       Dear Chi Ming Lam:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted April 18, 2023

       Cover Page

   1. We note the disclosure about the Confidentiality Provisions which came into effect on
                                                        March 31, 2023. Please
state here and on page 16, whether you are covered by the
                                                        Confidentiality
Provisions and describe the consequences to you and your investors if you or your subsidiaries:
(i) inadvertently conclude that permissions or approvals under the
                                                        Confidentiality
Provisions are not required, or (ii) applicable laws, regulations, or interpretations change
and you are required to obtain such permissions or approvals under
 Chi Ming Lam
Ming Shing Group Holdings Ltd
May 2, 2023
Page 2
      the Confidentiality Provisions in the future. Furthermore, please update the opinion of your PRC counsel, China Commercial Law Firm, regarding whether or not the Confidentiality Provisions apply to you.
Calls on Shares and Forfeiture or Surrender of Shares, page 104

2. In the first paragraph under this subheading, please clarify your reference to "any premium." Please also clarify, if true, that there is no premium in connection with shares in this offering.
        You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameChi Ming Lam
                                                            Division of
Corporation Finance
Comapany NameMing Shing Group Holdings Ltd
                                                            Office of Real
Estate & Construction
May 2, 2023 Page 2
cc:       Daniel D. Nauth, Esq.
FirstName LastName